Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated July 14, 2009 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended May 31, 2009 compared to the same period in the previous year. At July 14, 2009, the Company had 183.8 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s May 31, 2009 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2008, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the CICA standards outlined in the new accounting pronouncements section below effective for the Company’s first quarter commencing December 1, 2008. All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company engaged in the exploration of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, U.S.A., and British Columbia, Canada. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (“Barrick”). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited (“Teck”).

During the three-month period ended May 31, 2009, the Company announced the results of a feasibility study completed by AMEC Americas Limited for the Donlin Creek project. Based on the feasibility study, the Donlin Creek mine would be a year-round, open-pit operation with a mill throughput of 53,500 tonnes per day and an anticipated mine life of 21 years, using the current 29.3 million ounce gold reserve base. Significant exploration potential remains in the Donlin Creek district. During the first 5 full years gold production is expected to average 1.6 million ounces annually at an average total cash cost of US$394/ oz, placing Donlin Creek costs in the lowest quartile of current gold producers. The lowest 25th percentile for current global industry total cash costs is approximately US$400/oz. Gold production for the first 12 full years is expected to average nearly 1.5 million ounces annually at an average total cash cost of US$444/oz. Life of mine production is estimated at an average of 1.25 million ounces of gold annually, for total recovered gold of 26.2 million ounces. These production levels would make Donlin Creek one of the world’s largest gold producing mines.

Results of operations

For the three-month period ended May 31, 2009, the Company reported a net loss of $4.8 million (or $0.03 basic and diluted loss per share) compared to net loss of $23.2 million (or $0.22 basic and diluted loss per share) for the corresponding period in 2008. The $18.4 million reduction in losses when comparing the second quarters of 2009 and 2008 is primarily due to the following:

  The Company focused its exploration efforts mainly on the Donlin Creek project and had $4.4 million of exploration expense compared to $16.9 million which relates to exploration activities in the Donlin Creek, Galore Creek, and Rock Creek projects in the same period in 2008.

  A $16.1 foreign exchange gain in the second quarter of 2009 compared to a loss of $0.7 million in the same period of 2008 due primarily to the effect on the Company’s US dollar denominated liabilities of the strengthening of the Canadian dollar against the US dollar.

  The reduction was offset by a $4.2 million increase in non-cash stock-based compensation using the Black-Scholes option pricing model compared to 2008.

For the six-month period ended May 31, 2009, the Company reported a net loss of $33.3 million (or $0.21 basic and diluted loss per share) compared to net earnings of $1.0 million (or $0.01 basic and diluted earnings per share) for the corresponding period in 2008. The $31.3 million increase in losses is primarily due to the following:

  In 2008 there were two significant recoveries with no comparables in 2009: a $16.3 million suspension cost recovery at Galore Creek, net of related non controlling interest, and a $15.3 million gain on disposal of shares of US Gold Corporation;

  A $12.4 million interest and accretion expense for the convertible debt and bridge loan in 2009 with no comparable charge in 2008;

NovaGold Resources Inc.

Results of operations (cont.)

  A $15.5 million charge for project care and maintenance was for the Galore Creek and Rock Creek projects in 2009 compared with $3.8 million in 2008 for the Galore Creek project. The increase is due to the inclusion of the Rock Creek project in care and maintenance since late November 2008; and

  The increase in expenses was offset by a $11.4 million increase in foreign exchange gain compared to 2008.

Revenues for the three-month period ended May 31, 2009 were $0.4 million compared to $0.3 million in the corresponding period in 2008. The Company generates modest revenues from land and gravel sales and gold royalties.

Revenues for the six-month period ended May 31, 2009 were $0.8 million compared to $2.0 million in the corresponding period in 2008. The decrease was due to higher revenue from land sales and higher interest income for the six months in 2008.

Net expenses and other items for the three-month period ended May 31, 2009 were $9.1 million compared to $25.6 million for the same period in 2008. During the quarter, the Company recorded a foreign exchange gain of $16.1 million compared to a foreign exchange loss of $0.7 million for the same period in 2008. The gain in 2009 is mainly a result of the strengthening Canadian dollar against the US dollar during the second quarter of 2009 on US dollar denominated convertible notes and the Donlin Creek promissory note. The Company expended $4.4 million on exploration activities during the quarter compared to $16.9 million for the same period in 2008. The Company also expended $6.9 million on care and maintenance activities at the Rock Creek and Galore Creek projects during the quarter compared to $3.8 million in 2008. Operations at the Rock Creek project were suspended in 2008 and placed into care and maintenance with all costs being expensed as incurred. The Company recorded an expense of $6.0 million and $1.8 million for stock-based compensation during the same period in 2009 and 2008, respectively. During the second quarter of 2009, the Company granted 4,543,750 options to employees, consultants and directors.

Net expenses and other items for the six-month period ended May 31, 2009 were $40.9 million compared to $2.2 million for the same period in 2008. During the six months, the Company had lower exploration expenditures of $10.8 million compared to $20.8 million in 2008, and recorded a foreign exchange gain of $11.6 million compared to a gain of $0.2 million in 2008. The offsets were the increase in interest and accretion and project care and maintenance, totalling $27.9 million in the first six months in 2009 compared to $3.8 million in 2008. The interest and accretion relates to the convertible notes and bridge loan and the care and maintenance relates to the Rock Creek and Galore Creek projects. A significant factor to the net gain recorded in 2008 is the $16.3 million suspension cost recovery at Galore Creek, net of related non-controlling interest at the Galore Creek project. During the corresponding six months period of 2008, some of the costs estimated at the November 30, 2007 year end for suspension at Galore Creek were reversed as the Galore Creek Mining Corporation (“GCMC”) was able to negotiate a favorable purchase of contractor’s equipment remaining at the construction site, the costs of which were capitalized.

For the three-month period ended May 31, 2009 the Company recorded a future income tax (“FIT”) recovery of $1.2 million, which resulted mainly from additional losses from exploration expenditures incurred in Canada and the benefit of an income tax reduction on long-term tax rates in British Columbia.

Selected financial data

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

Quarterly information

Fiscal quarters, prior to the quarters ended May 31, 2009 and November 30, 2008, have all been restated to conform to the change in accounting policy and the future income tax impact. The fiscal quarters for the periods ended are in thousands of Canadian dollars, except per share amounts.

	5/31/09	2/28/09	11/30/08	8/31/08	5/31/08	2/29/08	11/30/07	8/31/07
	$	$	$	$	$	$	$	$

Net revenues	365	422	856	1,427	275	1,712	1,730	2,173
Earnings (loss) for
the quarter	(4,769)	(28,483)	(195,263)	818	(23,185)	24,163	(53,467)	(32,011)
Earnings (loss) per
share – basic	(0.03)	(0.20)	(1.83)	0.01	(0.22)	0.23	(0.58)	(0.33)
Earnings (loss) per
share – diluted	(0.03)	(0.20)	(1.83)	0.01	(0.22)	0.22	(0.58)	(0.33)

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. Factors that can cause

NovaGold Resources Inc.

Selected financial data (cont.)

fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s US dollar denominated debt when the Canadian dollar exchange rate fluctuates and one-time events, such as the suspension of construction activities at the Galore Creek project or the suspension of operations at the Rock Creek project. During the last quarter of fiscal 2007, the Company suspended construction at the Galore Creek project recording an estimated suspension cost of $93.1 million of which $30.4 million was recovered during the quarter ended February 29, 2008 as a result of GCMC’s purchase of contractor’s equipment remaining at the construction site. During the quarter ended August 31, 2008, the Company recorded a $33.5 million gain on the sale of its NovaGreenPower subsidiary to AltaGas Ltd. During the last quarter of fiscal 2008, the Company recorded an impairment loss on the Rock Creek project of $160.9 million. During the quarter ended February 28, 2009, the Company incurred a total of $16.8 million in interest, accretion and care and maintenance. During the quarter ended May 31, 2009, the Company had a foreign exchange gain of $16.1 million. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

Liquidity and capital resources

At May 31, 2009, the Company had $56.1 million in unrestricted cash and cash equivalents of which $1.5 million was held by GCMC for the Galore Creek project. The Company expended $31.2 million on net operating activities during the six-month period ended May 31, 2009 compared with expenditures of $66.8 million for the same period in 2008. Major changes include the recovery of a portion of the Galore Creek project’s suspension-related costs that were accrued at November 30, 2007, and the corresponding decreases during the first six months of 2008 in the short-term and long-term suspension liabilities totalling approximately $55.4 million related to a re-estimation of the suspension costs and the negotiation of the purchase of certain contractors’ equipment left on site during the shutdown of Galore Creek construction.

In the six-month period ended May 31, 2009, the Company generated $104.1 million in cash flows from financing activities compared with $139.3 million in 2008. In January 2009, the Company completed private placements totaling US$75 million by issuing 57,692,308 units (“the Units”) at a price of US$1.30 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable into one share of the Company at a price of US$1.50 prior to the fourth anniversary of the closing date. In addition, no cash was expended to repay the Company’s US$20 million bridge loan as it was fully converted into 15,762,565 shares of the Company at a rate of $1.53 per share and 1,615,000 warrants at an exercisable price of $1.53 per share were exercised for net proceeds of $2.5 million. Teck also funded a total of $8.1 million for the Galore Creek project.

In the six-month period ended May 31, 2009, the Company expended $29.1 million on investing activities compared with $132.8 million in the same period in 2008. A total of $25.2 million was paid out mainly on Rock Creek related payables outstanding at the year end. The Company also funded $6.2 million for its share of exploration costs at the Donlin Creek project and $1.6 million was expended by GCMC on exploration and development activities at Galore Creek. The Company also sold its holdings in Alexco Resource Corp. (“Alexco”) for net proceeds of $3.8 million.

The Company has no material off-balance sheet arrangements.

Contractual obligated cash flow requirements, excluding operating leases, as at May 31, 2009 are as follows:

			in thousands of Canadian dollars, unless otherwise specified
	Total	< 1 year	1–2 years	2–3 years	3–4 years	4–5 years	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	8,593	8,593	-	-	-	-	-
Capital leases	2,190	684	726	740	40	-	-
Asset retirement obligations	21,638	483	-	-	-	-	21,155
Convertible notes – interest (a)	US 29,608	US 3,483	US 5,225	US 5,225	US 5,225	US 5,225	US 5,225
Convertible notes – holders option (a)	US 95,000	-	-	-	US 95,000	-	-

(a)

The Convertible notes (“Notes”) mature on May 1, 2015; the holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

At May 31, 2009, the Company’s aggregate operating leases totaled $5.8 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years.

NovaGold Resources Inc.

Liquidity and capital resources (cont.)

The future minimum payments under operating leases at May 31, 2009 are approximately as follows:

in thousands of Canadian dollars
Operating
leases
$

2009	433
2010	758
2011	828
2012	629
2013	571
Thereafter	2,600
Totals	5,819

The Company’s cash balances are largely kept in bank money market accounts and investments, if any, are made into bank and non-asset backed commercial papers all with the two highest-possible investment ratings and with terms of 90 days or less that can be easily liquidated.

Outlook

At May 31, 2009, the Company had cash and cash equivalents of $56.1 million and working capital of $48.9 million. At November 30, 2008, the Company had cash and cash equivalents of $12.2 million and a working capital deficiency of $20.2 million.

During the six-month period ended May 31, 2009, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable into one share of the Company at a price of US$1.50 prior to the fourth anniversary of the closing date. In addition, the Company’s US$20 million bridge loan was converted into 15,762,565 shares at a rate of $1.53 per share and 1,615,000 warrants at $1.53 per share were exercised for net proceeds of $2.5 million. The Company also sold its holdings in Alexco for net proceeds of $3.8 million.

The Company’s remaining share of the 2009 budget to be funded at the Donlin Creek project is approximately US$7 million, the majority of which is planned to be used for permitting activities at the project. The Rock Creek project is in care and maintenance, pending a review of whether to recommence start-up at the project. The current remaining care and maintenance budget at Rock Creek for the balance of 2009 is approximately US$7 million. The budget for care and maintenance and optimization activities at the Galore Creek project for 2009 is $16 million, however, NovaGold is not required under its revised agreement with Teck to fund any of those costs.

The Company’s wholly owned subsidiary, Alaska Gold Company (“AGC”) has entered into a settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve alleged violations of the Clean Water Act (“CWA”) at the Rock Creek mine during the period from April 2007 to September 2008. EPA alleged that during the period between April 2007 and September 2008, AGC’s stormwater discharges at the Rock Creek mine exceeded CWA turbidity standards (i.e., cloudiness of water) on several occasions in streams near the mine. The EPA and AGC settlement agreement resolves this matter. As a part of the agreement with EPA, AGC has agreed to pay the federal government US$883,628. Payment of the settlement amount will likely occur in August 2009.

On July 2, 2009, AGC received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleges that AGC violated the terms of its Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. The NOV requires that AGC submit a plan to ADEC by July 15, 2009, detailing how AGC intends to comply with the requirements of its Temporary Closure Plan. AGC is currently in ongoing dialogue with ADEC and intends to meet this deadline. If AGC cannot comply with the requirements of the Temporary Closure Plan, financial penalties may be assessed.

The Company does not plan to commence development or construction at its Donlin Creek and Galore Creek projects in 2009, nor does it currently plan to recommence the start-up process at the Rock Creek project. However, the Company will need external financing to develop and construct its properties and to fund the exploration and development of its other mineral properties in future years. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and/or results of operations and financial condition. The

NovaGold Resources Inc.

Outlook (cont.)

mineral properties that the Company is likely to develop are expected to require significant capital expenditures. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, any of its mineral properties.

Related party transactions

During the six months ended May 31, 2009, the Company provided exploration and management services totalling $90,500 to Alexco, a related party having two common directors, and exploration and management services totalling US$383,000 to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At May 31, 2009, the Company had $42,000 receivable from Alexco.

In March 2009, the Company closed an agreement with Mantra Mining Inc., a related party having one common director, to sell 100% of its interest in five properties in Alaska totaling approximately 397,680 acres of Alaska State mining claims. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At May 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	in thousands of Canadian dollars
	May 31, 2009	November 30, 2008
	US$	US$

Cash and cash equivalents	16,272	723
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(4,278)	(21,972)
Amounts payable to Barrick	(56,848)	(55,403)
Bridge loan	-	(18,954)
Convertible notes	(53,339)	(51,822)

Based on the above net exposures as at May 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $9.1 million in the Company’s net earnings.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

NovaGold Resources Inc.

Financial instruments (cont.)

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the convertible notes are due within one year from the balance sheet date.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the bridge loan, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the US prime rate. Based on the amount owing on the promissory note as at May 31, 2009, and assuming that all other variables remain constant, a 1% change in the US prime rate would result in an increase/decrease of $0.7 million in the interest accrued by the Company per annum.

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

New accounting pronouncements

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended November 30, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective December 1, 2008.

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which replaces Section 3030, “Inventories”. The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (“LIFO”), and requires the reversal of a previous write-down when the value of inventories increases. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

Goodwill and intangible assets

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred if the costs do not meet the definition of property, plant and equipment. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

During the year ended November 30, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred. See “Changes in accounting policies” or note 2 of the consolidated financial statements for the year ended November 30, 2008 for a description and the effects of the change.

NovaGold Resources Inc.

Critical accounting estimates (cont.)

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The recoverability of the amounts recorded in the Galore Creek and Rock Creek projects have been assessed as at November 30, 2008. The Rock Creek project was impaired at year end and an impairment loss was proportionately allocated to mineral properties and development costs.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Intangible assets

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

The life of the power transmission rights was determined based on an October 2006 feasibility study for the Galore Creek project and an estimate for reclamation.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates.

The Company’s accounting policies are described in note 3 to the consolidated financial statements for the year ended November 30, 2008.

Risk factors

Ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing

NovaGold has limited financial resources. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to re-commence production at Rock Creek, commence production at one or more of its other mineral properties and generate material revenues, to obtain external financing or to divest its interest in non-core assets.

There can be no assurance that the Company will re-commence production at Rock Creek, commence production at any of its other mineral properties or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different that the Company’s estimates.

NovaGold Resources Inc.

Risk factors (cont.)

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company has only defined or delineated reserves at its Rock Creek and Donlin Creek projects and none of its properties are currently under development. The future development of any properties found to be economically feasible will require obtaining permits, financing and construction. The Company is subject to all the risks associated with establishing new mining operations. In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. There is also no assurance that if further mineralization is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Environmental laws and regulations

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emission into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Reserves and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its estimates.

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Legal proceedings

The Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9, and November 21, 2008. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial.

On June 5, 2009, the court granted defendants’ motion to dismiss in part, dismissing all of plaintiff’s claims under the Securities Act of 1933 concerning the registration statement, dismissing all claims against Galore Creek Mining Corporation, and dismissing certain claims against the Company and its officers and directors under the Securities Exchange Act of 1934. The Company disputes the claims that remain against it and intends to contest the action vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an adverse outcome of this litigation may have a material adverse impact on the Company’s financial condition.

NovaGold Resources Inc.

Caution on forward-looking statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding ability to commence, or in the case of Rock Creek, recommence start-up; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; uncertainties involved in the Company’s outstanding securities litigation, including the possibility of appeal, the possible discovery of new evidence or acceptance of new legal theories and the difficulty of predicting the decision of judges and juries and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

NovaGold Resources Inc.